FORM 10-SB/A

                                AMENDMENT NO. 1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                               INTERNET VIP, INC.
                 (Name of Small Business Issuer in its charter)


Delaware                                                   (I.R.S. Employer
(State or other jurisdiction of                             Identification No.)
 incorporation or organization)

1155 University St., Suite 602,  Montreal,  Canada   H3B 3A7
(Address of principal executive offices)            (Zip Code)

Telephone Number (514) 876-9222         Fax Number (514) 876-1001

Securities to be registered under Section 12(b) of the Act:

         Title of each class        Name of each exchange on which
         to be so registered        each class is to be registered

         Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                                (Title of Class)

                           Revised September 14, 1999

                        INTERNET VIP, INC. AND SUBSIDIARY

                          (a development stage company)

                           CONSOLIDATED BALANCE SHEET

                                    Unaudited

                                  MAY 31, 1999


                                     ASSETS

CURRENT ASSETS
     Cash and cash equivalence                                      190,251.74
     Other current assets                                               801.00
         Total current assets                                       191,052.74

COMPUTER EQUIPMENT                                                  223,542.34
RECEIVABLES FROM SUBSIDIARIES                                        32,432.00
INVESTMENT IN SUBSIDIARIES                                           14,000.00
INCORPORATION AND ORGANIZATION EXPENSES                               4,090.00

         Total assets                                               465,117.08


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accrued expenses                                               120,313.00
     Accounts payable                                                 4,450.84
         Total current liabilities                                  124,763.84

STOCKHOLDERS' EQUITY:
     Common Stock, $0.0001 par value; 50,000,000 Shares Authorised;
         21,695,695 shares issued and outstanding                     2,169.00
     Additional paid-in capital                                     928,455.50
     Deferred compensation                                         (100,000.00)
     Accumulated Deficit                                           (490,271.26)
         Total stockholders' equity                                 340,353.24
         Total liabilities and stockholders's equity                465,117.08

         The accompanying  notes are an integral part of this balance sheet.

                           Revised September 14, 1999


                        INTERNET VIP, INC. AND SUBSIDIARY

                          (a development stage company)

                                    Unaudited

                      CONSOLIDATED STATEMENT OF OPERATIONS


                FOR THE PERIOD FROM MARCH 1, 1999 TO MAY 31, 1999


OPERATING EXPENSES2
         General and administrative expenses                      $ 271,261.26
         Total operating expenses                                 $ 271,261.26
         Net loss                                                 $ 271,261.26
                                                                  ============

BASIC AND DILUTED NET LOSS PER SHARE                              $       0.01

AVERAGE COMMON STOCK OUTSTANDING -
         BASIC AND DILUTED3                                         21,285,248


              The accompanying notes are an integral part of this statement.

                           Revised September 14, 1999

                        INTERNET VIP, INC. AND SUBSIDIARY

                          (a development stage company)

                                    Unaudited

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                FOR THE PERIOD FROM MARCH 1, 1999 TO MAY 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                         $(271,261)
     Adjustments to reconcile net loss to net cash used in operating activities
Changes in operating assets and liabilities -
         Other current assets                                           (801.00)
         Accrued expenses                                            120,313.00
                                                                     ----------
                  Net cash used in operating activities             (151,749.00)

CASH FLOWS FROM INVESTING ACTIVITIES:
     Deposit on account of property and equipment                   (198,542.00)
                  Net cash used in investing activities             (198,542.00)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Stockholders' capital contribution, net                         430,448.00
                  Net cash provided by financing activities          430,448.00
                  Net increase (decrease) in cash and
                      cash equivalents                               (33,372.00)

CASH AND CASH EQUIVALENTS, beginning of period                       223,624.00

CASH AND CASH EQUIVALENTS, end of period                            $190,252.74
                                                                    ===========

NONCASH FINANCING ACTIVITIES:
     Common stock issued for consulting services                    $100,000.00
                                                                    ===========

            The accompanying  notes are an integral part of this balance sheet.

                           Revised September 14, 1999

                        INTERNET VIP, INC. AND SUBSIDIARY

                          (a development stage company)

                                    Unaudited

        CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE

            PERIOD FROM INCEPTION (NOVEMBER 13, 1998) TO MAY 31, 1999




                                             Common Stocks
                                                                    Additional                                        Total
                                          Number        Amount       Paid-in         Deferred      Accumulated    Stockholders'
                                         of Shares        ($)        Capital       Compensation      Deficit          Equity
                                                                       ($)             ($)             ($)              ($)
     BALANCE, November 13, 1998              -             -            -               -               -                -

     Issuance of Common Stocks
            to founders                 18,772,600       1,877          -               -               -              1,877

     Issuance of Common Stocks
       in a private placement
         ($0.05 per share)                1,184,000       118      59,082               -               -            59,200
         ($0.50 per share)                    27,695       3       13,844.50                                         13,847.50

     Issuance of common Stocks
      for consulting services               200,000       20        99,980          (100,000)           -                -

     Issuance of Common Stocks
       in a private placement
     ($0.50 per share), net of
     issuance costs of $20,000            1,511,400       151     755,549               -               -          755,700

              Net loss                       -             -            -               -          (490,271.26)    (490,271.26)

------------------------------------- ---------------- ---------- --------------- --------------- --------------- ----------------
       BALANCE, May 31, 1999            21,695,695      $2,169     $928,455.50     $ (100,000)    ($490,271.26)     $340,353.24
                                        ==========      ======     ===========     ===========    =============     ===========


               The accompanying  notes are an integral part of this statement.

                           Revised September 14, 1999

                        INTERNET VIP, INC. AND SUBSIDIARY

                          (a development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    Unaudited

                                  MAY 31, 1999


(1)      BASIS OF PRESENTATION:

     The accompanying unaudited condensed consolidated financial statements have been prepared by the Company and reflect all adjustments, consisting of only normal adjustments, which are, in the opinion of management, necessary for a fair presentation of financial results for the period from March 1, 1999 to May 31, 1999 in accordance with generally accepted accounting principles for the interim financial reporting.

     The results of operations for the period from March 1, 1999 to May 31, 1999 are not necessarily indicative of the results of operations to be expected for a full fiscal year.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(2)      OPERATING EXPENSES:

     Travel expenses represented roughly 25% of total operating expenses for the period under review. This percentage is expected to decrease significantly once the Company is fully operational.

(3)      OUTSTANDING SHARES (O/S)

     O/S on February 28, 1999                        20,874,800
            on May 31, 1999                          21,695,695

     O/S Average common shares;                      21,285,248

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        INTERNET VIP, INC.




Date:   September 21, 1999                        /s/

                                         Dr. Ilya Gerol, Chairman and CEO
                                        (Chief Executive Officer)



Date:   September 21, 1999                       /s/

                                         Michael MacInnis, CFO and Director
                                        (Chief Financial Officer)




Date:   September 21, 1999                     /s/
                                         Derek LaBell, President and Director



Date:   September 21, 1999                    /s/
                                         Viatcheslav Makarov, V P and Director